Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES COMPLETION OF CONSENT
SOLICITATION RELATING TO $400 MILLION OF
8 7/8% SENIOR SUBORDINATED NOTES DUE 2011

AND

COMPLETION OF OFFERING OF $400 MILLION OF
6 3/4% SENIOR SUBORDINATED NOTES DUE 2015

PARADISE ISLAND, The Bahamas, September 22, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, and its wholly owned subsidiary, Kerzner International North America, Inc. (“KINA”), announced today that as of 5:00 p.m. EST on September 21, 2005 (the "Consent Date"), they had received the tenders and consents required to eliminate or modify certain covenants and related provisions in the indenture governing their outstanding 8 7⁄8% senior subordinated notes due 2011 (the "Notes"). As of the Consent Date, approximately 99.22% of the $400 million aggregate principal amount outstanding of the Notes were received and accepted for payment by the Company and KINA.

The Company paid the total consideration of $1,082.83 per $1,000 aggregate principal amount of Notes validly tendered on or prior to the Consent Date on September 22, 2005 by delivery to the depositary. Furthermore, the Company, KINA and the trustee have executed a supplemental indenture containing certain amendments to the indenture, as described in the Offer to Purchase and Consent Solicitation Statement dated September 12, 2005 (the “Statement”). The Company used the proceeds of a new offering of $400 million 6 3/4% senior subordinated notes that closed on September 22, 2005, together with cash on hand, to repay the tendered Notes.

Holders of Notes can still tender their Notes until 12:01 a.m. EST on October 8, 2005 (the "Expiration Date"). Holders who validly tender their Notes after the Consent Date and on or prior to the Expiration Date are entitled to receive $1,060.58 per $1,000 aggregate principal amount of Notes validly tendered, which represents the total consideration less the consent payment.

Copies of the tender offer and consent solicitation documents can be obtained by contacting MacKenzie Partners, Inc., the tabulation agent and information agent for the consent solicitation, at 800-322-2885 (toll free) and 212-929-5500.

Deutsche Bank Securities Inc. is acting as dealer manager for the tender offer and solicitation agent for the consent solicitation. Questions concerning the tender offer and consent solicitation may be directed to Deutsche Bank Securities Inc., High Yield Capital
Markets, at 800-553-2826 (toll free).

This press release is neither an offer to purchase nor a solicitation of acceptance of the offer to purchase, which may be made only pursuant to the terms of the Statement and the related Letter of Transmittal and Consent dated September 12, 2005. The consent solicitation is being made solely by the Statement, and related documents (as may be amended from time to time), and those documents should be consulted for additional information regarding delivery procedures and the conditions of the tender offer and consent solicitation.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.

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